

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 7, 2023

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

> **Re: SAG Holdings Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 29, 2023**
> **File No. 333-267771**

Dear Ivy Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed March 29, 2023

Preliminary Prospectus, page i

1.  It appears the $11,500,000 proceeds to the Company before expenses is not determined based on the offering of 3,750,000 Ordinary Shares by SAG Holding Limited as stated in footnote (4), please revise the disclosure to reconcile the difference.

Capitalization, page 30

2.  Your disclosure of 12,500,000 Ordinary Shares outstanding on an as adjusted basis appears to be inconsistent with the sum of 9,375,000 Ordinary Shares outstanding on an actual basis as of January 31, 2023 and 3,750,000 Ordinary Shares to be issued in this offering. Please revise to reconcile the difference.

3.      Please tell us how you have reflected the deductions for underwriting discounts and estimated offering expenses in the capitalization table.

Dilution, page 31

4.      Please provide your dilution disclosure as of the date of your latest balance sheet provided in accordance with Item 9.E of Form 20-F.  Please revise to reflect the underwriting discounts and commissions and estimated offering expenses in your calculation of the pro forma net tangible book value per share after giving effect to this offering.

Amendment 3 to Registration Statement on Form F-1 filed on March 29, 2023

Exhibit Index, page II-2

5.      We note you have filed two legal opinions.  Both legal opinions are undated and have blanks for certain dates.  In addition, the legal opinion provided by Conyers Dill & Pearman does not state the number of shares being registered.  Please file legal opinions that are dated, and complete.  In addition, with regard to the Conyers Dill & Pearman legal opinion, please file a revised opinion identifying the number of shares covered by the opinion.

General

6.      Revise to clarify the total number of ordinary shares that will be offered in the underwritten offering.  Throughout your prospectus, your disclosure indicates that the total number of shares to be offered in the underwritten offering is 3,750,000 ordinary shares, however, you have also revised your prospectus to increase the amount of shares the company is offering to 3,750,000 ordinary shares.  If the company is offering such amount and your selling shareholders are offering 625,000 ordinary shares, this suggests that the total number of ordinary shares to be offered in the underwritten offering should be 4,375,000 ordinary shares.

        You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services